TITAN MACHINERY INC.

4876 Rocking Horse Circle
Fargo, ND 58104-6049

December 4, 2007

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3561

Washington, DC  20549

Re:	Titan Machinery Inc.
Registration Statement on Form S-1 (File No. 333-145526)

Ladies and Gentlemen:

Titan Machinery Inc. (the “Registrant”) hereby withdraws its acceleration request letter dated December 3, 2007, which requested that the effective date of the Registration Statement on Form S-1 referenced above be accelerated so that it would have become effective on December 4, 2007.

Sincerely,

Titan Machinery Inc.

By:	/s/ David J. Meyer
David J. Meyer Chairman of the Board and Chief Executive Officer